UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 005-87041

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

13th Floor, One America Square

17 Crosswall

London, EC3N 2LB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Partners LLC dated November 25, 2013.

EXHIBITS

The following documents are furnished herewith and incorporated by reference into this report:

99.1	Seadrill Partners LLC (SDLP) - Third Quarter 2013 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: November 25, 2013
	By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Chief Executive Officer